Exhibit 21

OLD NATIONAL BANCORP

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

Old National Bank	United States of America	Old National Bank

Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.

ONB Insurance Group, Inc.	Indiana	Old National Insurance